CEO Message

Alcan World - scheduled release September 07

Unlocking value with Rio Tinto Alcan

If all goes as planned, soon we will be Rio Tinto Alcan - the new aluminum industry leader, with excellent growth opportunities for our businesses and employees alike. As the future CEO of the new entity, I am looking forward to the possibilities it will create.

As I write this in late August, the regulatory approval process is proceeding on target in what will be the largest transaction in the history of the global mining industry. The combined group's access to significant bauxite reserves, competitive alumina refining, low-cost hydro power, leading-edge technology, and a deep and diverse talent pool put us in an excellent position to benefit from a favourable outlook for the aluminum industry.

                        As you know, we will soon be divesting our Packaging group. We are currently assessing the options and have had serious discussions with interested buyers looking for a high quality packaging portfolio. While we would like to proceed promptly, we are working hard to find the best opportunities for our Packaging colleagues while also combining timeliness with maximizing value for Rio Tinto Alcan.

                        It is important to understand that the proposed Rio Tinto-Alcan combination is a strategic move that is based on combining complementary assets rather than being driven by cost savings. Although we expect about $600 million in potential synergies, about half of that would come from tax savings in Australia and supply chain/logistics improvements, rather than consolidations in the talent pool. I believe that there will be substantial opportunities for new challenges and individual career growth with Rio Tinto Alcan.

Our Continuous Improvement efforts have positioned us well and we have improved our environment, health and safety performance as of mid-2007, with 56% of our sites reporting zero recordable cases and 78% with zero lost time accidents. This is a solid performance, but not good enough, as I remind you that we recently experienced two tragic fatalities in our Packaging and Bauxite and Alumina groups.  Let us renew our commitment to uphold the health and safety of employees and contractors as our number one priority.

                         On the economic side, we have just reported the two most successful quarters for operating earnings in Alcan's history and the aluminum industry outlook is very positive, with an estimated 10% annual growth driven by Chinese demand.

                        I am pleased that Rio Tinto is fully supportive of our growth projects such as the Gove expansion project (Australia), the Kitimat Modernization Project (Canada), our AP‑50 prototype in Quebec (Canada), the proposed $7-billion Ma'aden "mine to metal" joint venture project (Saudi Arabia), the signing of a multi-year supply agreement with Airbus (France) and a proposed cable project in China. In short, we are a very desirable partner because of our people, our technology, our operations network and our commitment to the future.

                        I would like to thank each of you for exercising enormous discipline in continuing to perform to your usual high standards during what has been a challenging time for everyone. The creation of Rio Tinto Alcan will be a milestone in Alcan's history that should represent great opportunities for all of us.

Dick Evans

President and Chief Executive Officer, Alcan Inc.